Filed by: AMIS Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AMIS Holdings, Inc.

Commission File No.: 000-50397

Filed below is a message posted by AMI Semiconductor Corporation on its internal website on March 6, 2008 regarding ON Semiconductor Corporation’s (“ON”) proposed acquisition of AMIS Holdings, Inc. (“AMIS”).

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON and AMIS and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2008, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 26, 2008, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON has filed with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus has been mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: (208) 233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Internal Web Site Posting:

North America Regional News

Update on US Benefits, 401(k) Plan, and Flexible Time Off

The Human Resources Department has received many questions about how the acquisition of AMIS by ON Semiconductor will affect US benefits, the 401(k) plan, payroll and our Flexible Time Off (FTO) policy. The Q&A on INsite is the primary means for distributing general information about the acquisition prior to the close, and some information about these topics has already been posted on the Q&A. However, to be sure this information has been received and is understood by US employees, we are clarifying and adding a bit more detail here. This information is subject to the acquisition closing and change by ON Semiconductor.

US Benefits

The 2008 benefit plans currently offered by AMIS are at this point not expected to be significantly affected by the acquisition. There is no current plan to make significant changes to medical, dental, vision, or prescription coverage during 2008 and your current elections should remain in effect. Your medical and dental claims will continue to be processed as they currently are, and your payroll deductions will continue to be automatically withheld. The same is true of your Flexible Spending Accounts (FSAs), if you enrolled.

ON Semiconductor’s benefit plan design for 2009 has not yet been determined. Just as we have made some plan changes in the past, you can expect some plan changes in 2009. The ON Semiconductor benefit plans are competitive and compare overall to the current AMIS plans and other plans in our industry. You will receive detailed communication about 2009 open enrollment this fall, as you would normally expect.

US 401(k) Plan

The AMI Semiconductor Retirement Investment Plan (our 401(k) plan) will not immediately be affected by the acquisition. We anticipate that the 401(k) plan will merge with ON Semiconductor’s plan on or about January 2, 2009. Until that time, our expectation is that the plan will operate as it currently does. We will try to make the merging of the two plans relatively transparent to employees. There should be no distributable event and money should move into the ON Semiconductor plan automatically. Further, employees can continue to pay back any plan loans they may have. We will keep you informed along the way.

There are some plan differences between the current AMIS 401(k) plan and the current ON Semiconductor plan. Once the two plans are merged, the plan rules of the ON Semiconductor plan will apply.

•	Employees at ON Semiconductor are immediately 100% vested in employer matching contributions. The AMIS plan currently required five years to fully vest in employer matching contributions.

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ON Semiconductor’s employer matching contribution can be generally described as 100% on the employee’s contributions up to a maximum employer match of 4%. The AMIS plan matches 50% on the employee’s contributions up to a maximum employer match of 3%.

US Payroll

The payroll systems of ON Semiconductor and AMIS will not be integrated immediately. Until further information is provided, you will continue to get paid using the current ADP system and direct deposits for those who have elected that method of payment will continue to be made. Non-exempt employees will continue to track time using e-Time.

Flexible Time Off

For the remainder of 2008 US employees will continue on the AMIS flexible time off (FTO) policy. We expect to transition to ON Semiconductor’s policy in January 2009. In general, vacation accruals and holiday schedules between the two companies are comparable. ON Semiconductor normally has 10 paid holidays, including 2 floating. AMIS has 10 paid holidays, including 3 floating.

Some differences are:

•	ON Semiconductor accrues and tracks vacation time for both exempt and non-exempt employees, whereas at AMIS vacation is allotted, not accrued for exempt employees.

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Where not prohibited by law, ON Semiconductor caps vacation accrual at 120 hours for both exempt and non-exempt employees, while AMIS caps at 200 hours for non-exempts and has a use it or lose it policy for exempts. This means that by January 1, 2009 each non-exempt employee needs to have used vacation down to the ON Semiconductor cap of 120 hours or no further vacation will be accrued until the balance drops below the cap.

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Exempt employees will begin 2009 with 0 vacation hours, where not prohibited by law, but will be able to go negative while accruing during the transition from the current policy to ON Semiconductor’s policy.

•	ON Semiconductor separates vacation and sick leave, like AMIS used to do some years ago.